EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.01 per share, of Innovex International, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 5th day of March, 2025.

AMBERJACK CAPITAL PARTNERS, L.P.

By: Amberjack Management, LLC,
       its general partner

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

INTERVALE CAPITAL FUND II, L.P.

By: Intervale Capital GP II, L.P.,
       its general partner

By: Intervale Capital Associates II, LLC,
       its general partner

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

INTERVALE CAPITAL FUND II-A, L.P.

By: Intervale Capital GP II, L.P.
       its general partner

By: Intervale Capital Associates II, LLC,
       its general partner

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

INTERVALE CAPITAL FUND III, L.P.

By: Intervale Capital GP III, L.P.,
         its general partner

By: Intervale Capital Associates III, LLC,
         its general partner

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

AMBERJACK CAPITAL FUND II, L.P.

By: Amberjack Capital GP II, L.P.,
         its general partner

By: Amberjack Capital Associates II, LLC,
         its general partner

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

INNOVEX CO-INVEST FUND, L.P.

By: Innovex Co-Invest Fund GP L.P.,
         its general partner

By: Innovex Co-Invest Associates, LLC,
         its general partner

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

INNOVEX CO-INVEST FUND II, L.P.

By: Innovex Co-Invest Fund II GP, L.P.,
         its general partner

By: Innovex Co-Invest Associates, LLC,
         its general partner

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

AMBERJACK MANAGEMENT, LLC

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

INTERVALE CAPITAL GP II, L.P.

By: Intervale Capital Associates II, LLC,
         its general partner

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

INTERVALE CAPITAL GP III, L.P.

By: Intervale Capital Associates III, LLC,
         its general partner

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

Amberjack Capital GP II, L.P.

By: Amberjack Capital Associates II, LLC,
         its general partner

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

INNOVEX CO-INVEST FUND GP, L.P.

By: Innovex Co-Invest Associates, LLC,
         its general partner

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

INNOVEX CO-INVEST FUND II GP, L.P.

By: Innovex Co-Invest Associates, LLC
          its general partner

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

INTERVALE CAPITAL ASSOCIATES II, LLC

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

INTERVALE CAPITAL ASSOCIATES III, LLC

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

AMBERJACK CAPITAL ASSOCIATES II, LLC,

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

INNOVEX CO-INVEST ASSOCIATES, LLC,

By: /s/ Jason Turowsky
Name: Jason Turowsky
Title: Partner

JASON TUROWSKY

By: /s/ Jason Turowsky